NIA 7 ENTERPRISES

7972 A North Main Street
Jonesboro, GA 89128
Phone: 400-200-0288
Email: Lashont23@gmail.com

EIN: 83-0522308
CIK: 0001831910

CERTIFICATION OF FINANCIAL STATEMENTS

I, LASHON TOLBERT, President of NIA 7 ENTERPRISES, hereby certify that the financial

statements for the fiscal year ending December 31, 2024, and the previous fiscal year

ending December 31, 2023, are accurate and complete to the best of my knowledge. These

statements are presented in accordance with generally accepted accounting principles

(GAAP) and fairly represent the financial position of the company.

Signed,
/s/ LASHON TOLBERT
LASHON TOLBERT
President
Date: June 25, 2025

FINANCIAL STATEMENTS

Balance Sheet

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Common Stock	$1,200,000.00	$1,200,000.00
Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

Income Statement

Item	Fiscal Year 2024	Fiscal Year 2023
Revenue (Barter Included)	$110,000,000.00	$110,000,000.00
Operating Expenses	$50,000.00	$50,000.00
Net Income	$109,950,000.00	$109,950,000.00